Snow Lake Views the United States Law Banning Russian Uranium Imports

as Supportive of its Two Uranium Projects

Manitoba, Canada, May 2, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ:LITM) ("Snow Lake" or the "Company") believes that The Prohibiting Russian Uranium Imports Act (the "Import Ban"), passed by the United States and banning the import of enriched uranium from Russia into the United States, is supportive of the exploration and development of Snow Lake's Black Lake Uranium Project in Saskatchewan, Canada and its Engo Valley Uranium Project in Namibia.

CEO Remarks

"As geopolitical events continue to shape the global uranium market, we believe the Import Ban passed by the United States will further challenge global uranium supply," commented Frank Wheatley, CEO of Snow Lake.  He continued: "With uranium projects in Saskatchewan and Namibia, both being global leaders in uranium production, we believe the Import Ban will support us in exploring and developing our uranium projects."

The Prohibiting Russian Uranium Imports Act

The United States Senate has unanimously passed the Import Ban, a move which the White House has called "a national security priority".  The Import Ban has been sent to President Biden for signature.

Russia is currently the largest foreign supplier of enriched uranium, according to US Energy Department data (See Figure below).

The Import Ban bans the import of enriched uranium produced in Russia or by Russian entities, and is designed to enhance the United States' energy security by reducing its dependence on Russia for nuclear fuels.  It also unlocks funding to support domestic uranium production.

Snow Lake's Uranium Projects

Snow Lake has two uranium exploration projects, the Black Lake Uranium Project in the Athabasca Basin, Saskatchewan, Canada, and the Engo Valley Uranium Project in Namibia.

Saskatchewan, Canada

Saskatchewan was the second-largest global producer of uranium in 2022 and accounted for 15% of the world's primary uranium production1, was ranked as the 3rd overall jurisdiction for mining investment according to the Fraser Institute's 2022 annual survey2.  Saskatchewan also hosts the world's largest, highest grade uranium deposits, and is the source of almost a quarter of the world's uranium supply for electrical generation.3

Black Lake Uranium Project

The Black Lake Uranium Project is located in the northeastern Athabasca Basin, Saskatchewan.  Uranium mineralization was discovered in 1950 and exploration was conducted intermittently by a number of companies during the 1950's and 1970's.  The Black Lake Uranium Project is considered to be an exploration stage project with historical, non-modern mining code compliant uranium resources, that would benefit from modern exploration techniques and technology for uranium exploration.

Given the large amount of historical exploration work undertaken during the 1950's and 1970's on the Black Lake Uranium Project, an initial step will be a compilation and review of all historical exploration data.  The first phase of Snow Lake's exploration program for 2024 will include an airborne survey over the entire project area.  This will be followed by a suite of ground geophysics to refine the results of the airborne survey, as well as to assist in locating high-value drill targets.  A program of diamond drilling will follow the identification of drill targets, with the number and depth of drill holes being dependent on results of the target identification phase.  Based upon successful drilling, the objective of the work program would be to have an initial SK-1300 compliant mineral resource estimate completed prior the end of 2024.

Namibia

Namibia is ranked as the 6th highest African mining jurisdiction for mining investment according to the Fraser Institute's 2022 annual survey, and was the world's third-largest producer of uranium, accounting for 11% of global production, in 20224.  The Husab Uranium Mine and the Rossing Mine are currently the only operating uranium mines in Namibia, with 5 major uranium mines currently in development.

_______________________________
1 World Nuclear Association (WNA) data.

2 Fraser Institute Annual Survey of Mining Companies 2022

3 Government of Saskatchewan

4 Fraser Institute.  GlobalData's Global Uranium Mining to 2026 Report.

Engo Valley Uranium Project

The Engo Valley Uranium Project is located in the Skeleton Coast, in the Opuwo District of the Kunene Region, along the coast of northwest Namibia, approximately 600 kilometers north of Swakopmund, Namibia.  Uranium mineralization was discovered in 1973 and exploration was conducted intermittently by Gencor between 1974 and 1980.  The Engo Valley Uranium Project is considered to be a top tier exploration project.

Snow Lake's exploration work program on the Engo Valley Uranium Project will include a review of all historical exploration data, the historical resource estimate, and all previous drilling results, to be followed by a program of ground geophysics and fresh twin hole drilling of historical drilling, together with grid infill drilling in order to both test the validity of the various exploration targets and to produce an initial SK-1300 compliant mineral resource estimate.  Mobilization to site is currently scheduled for late May.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy development company listed on NASDAQ:LITM with a global portfolio of clean energy mineral projects comprised of two hard rock lithium projects and two uranium projects.  The Snow Lake Lithium™ Project is an advanced stage exploration project located in the Snow Lake region of Northern Manitoba and the Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba.  The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake is focused on advancing all of its projects through the various phases of exploration and development and into production in order to supply the minerals and resources needed for the clean energy and electric vehicle transitions.  Learn more at www.snowlakelithium.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information

Frank Wheatley, CEO

+1 (604) 562-1916

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